SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                           ACT Teleconferencing, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   000955104
                                 (CUSIP Number)

                               Thomas R. Stephens
                      Bartlit Beck Herman Palenchar & Scott
                             1899 Wynkoop, Suite 800
                             Denver, Colorado 80202
                                 (303) 392-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000955104
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     NewWest Mezzanine Fund LP

-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization Colorado

-------------------------------------------------------------------------------
Number of       7.       Sole Voting Power541,667
                -------------------------------------------------------------
Shares Bene-
ficially        8.       Shared Voting Power
                -------------------------------------------------------------
Owned by Each
Reporting       9.       Sole Dispositive Power    541,667
                -------------------------------------------------------------
Person With
                10.      Shared Dispositive Power
-------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 541,667

------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 5.0%

------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) PN

CUSIP No. 000955104
----------------------------------------------------------------------------
----------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Touchstone Capital Group, LLLP

----------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

----------------------------------------------------------------------------
3. SEC Use Only

----------------------------------------------------------------------------
4. Source of Funds (See Instructions) OO

----------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------

6. Citizenship or Place of Organization Colorado

-----------------------------------------------------------------------------
Number of      7.       Sole Voting Power541,667
               -------------------------------------------------------------
Shares Bene-
ficially       8.       Shared Voting Power
               -------------------------------------------------------------
Owned by Each
Reporting      9.       Sole Dispositive Power    541,667
               -------------------------------------------------------------
Person With
               10.      Shared Dispositive Power
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 541,667

------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 5.0%

------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) PN

CUSIP No. 000955104
------------------------------------------------------------------------------

-----------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     KCEP Ventures II, L.P.

------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

------------------------------------------------------------------------------

3. SEC Use Only

------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-----------------------------------------------------------------------------

6. Citizenship or Place of Organization Missouri

----------------------------------------------------------------------------

Number of      7.       Sole Voting Power916,667
               -------------------------------------------------------------
Shares Bene-
ficially       8.       Shared Voting Power
               -------------------------------------------------------------
Owned by Each
Reporting      9.       Sole Dispositive Power    916,667
               -------------------------------------------------------------
Person With
               10.      Shared Dispositive Power
-------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 916,667

-----------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 8.2%

-----------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) PN

CUSIP No. 000955104
-------------------------------------------------------------------------------

------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     KCEP II, L.C.

------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
6. Citizenship or Place of Organization Missouri

------------------------------------------------------------------------------
Number of       7.       Sole Voting Power916,667
                -------------------------------------------------------------
Shares Bene-
ficially        8.       Shared Voting Power
                -------------------------------------------------------------
Owned by Each
Reporting       9.       Sole Dispositive Power    916,667
                -------------------------------------------------------------
Person With
                10.      Shared Dispositive Power
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 916,667

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 8.2%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 000955104
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Convergent Capital Partners I, L.P.

-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

-------------------------------------------------------------------------------

3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

6. Citizenship or Place of Organization Delaware

-------------------------------------------------------------------------------
Number of       7.       Sole Voting Power541,667
                -------------------------------------------------------------
Shares Bene-
ficially        8.       Shared Voting Power
                -------------------------------------------------------------
Owned by Each
Reporting       9.       Sole Dispositive Power    541,667
                -------------------------------------------------------------
Person With
                10.      Shared Dispositive Power
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 541,667

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 5.0%

-------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) PN

CUSIP No. 000955104
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Convergent Capital, LLC

-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

-------------------------------------------------------------------------------

3. SEC Use Only

-------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

6. Citizenship or Place of Organization Delaware

-------------------------------------------------------------------------------

Number of       7.       Sole Voting Power541,667
                -------------------------------------------------------------
Shares Bene-
ficially        8.       Shared Voting Power
                -------------------------------------------------------------
Owned by Each
Reporting       9.       Sole Dispositive Power    541,667
                -------------------------------------------------------------
Person With
                10.      Shared Dispositive Power
-------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 541,667

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 5.0%

-------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) PN

CUSIP No. 000955104
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     James F. Seifert Management Trust dated October 8, 1992

-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

-------------------------------------------------------------------------------

3. SEC Use Only

-------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

6. Citizenship or Place of Organization Iowa

-------------------------------------------------------------------------------

Number of         7.       Sole Voting Power
                  ----------------------------------------------------------
Shares Bene-
ficially          8.       Shared Voting Power                333,333
                  ----------------------------------------------------------
Owned by Each
Reporting         9.       Sole Dispositive Power
                  ----------------------------------------------------------
Person With
                  10. Shared Dispositive Power 333,333
-------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 333,333

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 3.2%

-------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 000955104
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     James F. Seifert

-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

-------------------------------------------------------------------------------

3. SEC Use Only

-------------------------------------------------------------------------------

4. Source of Funds (See Instructions)

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

-------------------------------------------------------------------------------

Number of       7.       Sole Voting Power
                -------------------------------------------------------------
Shares Bene-
ficially        8.       Shared Voting Power             708,883
                -------------------------------------------------------------
Owned by Each
Reporting       9.       Sole Dispositive Power
                -------------------------------------------------------------
Person With
                10. Shared Dispositive Power 708,883
------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 708,883

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 6.5%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 000955104
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Nancy L. Seifert

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A) X (B)

-------------------------------------------------------------------------------

3. SEC Use Only

------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization United States

-------------------------------------------------------------------------------
Number of       7.       Sole Voting Power
                ------------------------------------------------------------
Shares Bene-
ficially        8.       Shared Voting Power                708,883
                --------------------------------------------------------------
Reporting       9.       Sole Dispositive Power
                ---------------------------------------------------------------
Person With
                10. Shared Dispositive Power 708,883
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 708,883

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 6.5%

------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, no par value (the "Common Stock") of ACT Teleconferencing, Inc., a Colorado corporation ("ACT"). ACT's principal executive office is located at 1658 Cole Boulevard, Suite 130, Golden, Colorado 80401-8944.

Item 2. Identity and Background

This Schedule 13D is filed by (i) NewWest Mezzanine Fund, LP, a Colorado limited partnership ("NewWest"), by virtue of its direct ownership of warrants to acquire Common Stock, and by Touchstone Capital Group LLLP, a Colorado limited liability limited partnership ("Touchstone"), by virtue of being the sole general partner of NewWest, (ii) KCEP Ventures II, L.P., a Missouri limited partnership ("KCEP Ventures"), by virtue of its direct ownership of warrants to acquire Common Stock, and by KCEP II, L.C., a Missouri limited company ("KCEP"), by virtue of being the sole general partner of KCEP Ventures, (iii) Convergent Capital Partners I, L.P., a Delaware limited partnership ("Convergent"), by virtue of its direct ownership of warrants to acquire Common Stock, and by Convergent Capital, LLC, a Delaware limited liability company ("Convergent Capital"), by virtue of being the sole general partner of Convergent, and (iv) the James F. Seifert Management Trust dated October 8, 1992, an Iowa trust (the "Trust"), and, by virtue of acting as trustees of the Trust, James F. and Nancy
L. Seifert. NewWest, KCEP Ventures and Convergent are collectively referred to as the "Institutional Investors." The Institutional Investors and the Trust are collectively referred to as the "Investors." The Investors, Touchstone, KCEP, Convergent Capital and Mr. and Ms. Seifert are collectively referred to as the "Reporting Persons."

NewWest is a private mezzanine investment fund licensed as a small business investment company. Touchstone manages NewWest. The general partners of Touchstone are David L. Henry and Chet N. Winter. The present principal occupations of Messrs. Henry and Winter are serving as general partners of Touchstone. Neither of Messrs. Henry or Winter, acting alone, has the right to direct disposition or voting of the Common Stock directly or indirectly held by NewWest, and as a result each disclaims beneficial ownership of any Common Stock directly or indirectly held by NewWest. The principal office of the NewWest and Touchstone, and the business address of Messrs. Henry and Winter, is located at 1700 Lincoln Street, Suite 2000 Denver, Colorado 80203.

KCEP Ventures is a private equity investment fund licensed as a small business investment company. KCEP manages KCEP Ventures. Terry Matlack, William Reisler and David Schulte are managers of KCEP. The present principal occupations of Messrs. Matlack, Reisler and Schulte are serving as managers of KCEP. None of Messrs. Matlack, Reisler and Schulte, acting alone, has the right to direct disposition or voting of the Common Stock directly or indirectly held by KCEP Ventures, and as a result each disclaims beneficial ownership of any Common Stock directly or indirectly held by KCEP Ventures. The principal office of the KCEP Ventures and KCEP, and the business address of Messrs. Matlack, Reisler and Schulte, is located at Country Club Plaza, 233 West 47th Street, Kansas City, Missouri 64112.

Convergent is a private subdebt investment fund licensed as a small business investment company. Convergent Capital is a manager of Convergent. John H. Mason is President of Convergent Capital and Keith S. Bares is Executive Vice President of Convergent Capital. Neither of Mason and Bares, acting alone, has the right to direct disposition or voting of the Common Stock directly or indirectly held by Convergent, and as a result each disclaims beneficial ownership of any Common Stock directly or indirectly held by Convergent. The present principal occupations of Messrs. Mason and Bares are serving as managers of Convergent Capital. The principal office of the Convergent and Convergent Capital, and the business address of Messrs. Mason and Bares, is located at 5353 Wayzata Blvd., Suite 205, Minneapolis, Minnesota 55416.

The Trust is a trust organized to hold assets of James F. Seifert. James F. Seifert and Nancy L. Seifert are the trustees of the Trust. Mr. and Ms. Seifert are retired and are United States citizens. The principal office of the Trust, and the business address of Mr. and Ms. Seifert, is located at the Law Building, 225 2nd Street, S.E., Suite 300, Cedar Rapids, Iowa 52401-1400.

During the last five years, none of the Reporting Persons or Messrs. Henry, Winter, Matlack, Reisler, Schulte, Mason, Bares or Seifert or Ms. Seifert: (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The warrants to purchase Common Stock listed under Item 5 as directly beneficially owned by the Reporting Persons were acquired on May 12, 2003 in connection with a Note Agreement dated such date among the Investors, ACT, and certain subsidiaries of ACT (the "Note Agreement"). Pursuant to the Note Agreement, KCEP Ventures agreed to invest a total of $2.75 million, NewWest and Convergent each agreed to invest a total of $1.625 million, and the Trust agreed to invest a total of $1 million (for a total of $7 million), in each case to acquire certain senior subordinated promissory notes. In addition, each Investor agreed to invest $100 (for a total of $400) to acquire the warrants to purchase Common Stock listed under Item 5. Such funds were derived from the Investors' capital available for investment, except that a portion of the funds used by the Trust consisted of $500,000 (plus accrued and unpaid interest) of funds previously advanced to ACT plus borrowings as described below.

Each of the Institutional Investors are small business investment companies licensed with the United States Small Business Administration. In the regular course of their business, each Institutional Investor borrows funds from the SBA and invests those funds in portfolio company investments such as ACT. Such borrowings are pursuant to SBA debentures, the form of which is filed as an exhibit hereto and incorporated into this Item 3 by reference, and/or SBA participating securities. None of the Institutional Investors borrowed funds from the SBA specifically for the purpose making the ACT investment.

Mr. Seifert borrowed approximately $750,000 from Wells Fargo Bank Iowa, National Association, and $250,000 U.S. Bank National Association in order to fund the Trust's investment in ACT. The Wells Fargo loan was made pursuant to a $2.3 million revolving line of credit dated June 28, 2002. Loans under the line of credit bear interest at the bank's base or prime rate (currently 4.25%) and are due on July 31, 2003. Loan amounts in excess of $1,000,000 on the Wells Fargo line are secured by certain marketable securities or cash held by Mr. Seifert (including ACT Common Stock). The U.S. Bank loan was made pursuant to a line of credit dated December 30, 2002 in the amount of $250,000, bears interest at the base or prime rate (currently 4.25%), is due on December 31, 2004, and is unsecured. The foregoing summary of Mr. Seifert's Wells Fargo and U.S. Bank loans is qualified in its entirety by reference to the loan agreements filed as an exhibit hereto and incorporated into this Item 3 by reference.


Item 4. Purpose of Transaction

The Reporting Persons acquired the warrants to purchase Common Stock listed under Item 5 in order to acquire an equity interest in ACT.

The Reporting Persons intend to continuously review their investment in ACT, and depending upon their evaluation of the ACT's prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock held by such person, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

Pursuant to the Warrant Agreement entered into on May 12, 2003 by ACT, the Investors and certain other persons (the "Warrant Agreement"), the Institutional Investors have the right to name two representatives to serve on the ACT Board of Directors. The Institutional Investors have notified ACT that Mr. Matlack will be one of the two representatives. Mr. James F. Seifert, a trustee of the Trust, currently serves as a director of ACT, but is not a designee of the Institutional Investors.

The information set forth in Item 6 is incorporated by reference.


Item 5. Interest in Securities of the Issuer

NewWest directly beneficially owns warrants to acquire 541,667 shares of Common Stock. Assuming exercise of such warrants, NewWest may be deemed to beneficially own approximately 5.0% of the sum of (i) the 10,243,275 shares of Common Stock outstanding as of May 12, 2003, according to ACT's proxy statement dated May 23, 2003 (the "Oustanding Shares"), and (ii) the Common Stock issuable upon exercise of such warrants. NewWest and its general partner, Touchstone, have the sole power to vote, or direct the voting of, the Common Stock beneficially owned by NewWest and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by NewWest. NewWest and its general partner, Touchstone, have the right to receive dividends from, and proceeds from the sale of, the Common Stock beneficially owned by NewWest.

KCEP Ventures directly beneficially owns warrants to acquire 916,667 shares of Common Stock. Assuming exercise of such warrants, KCEP Ventures may be deemed to beneficially own approximately 8.2% of the sum of (i) the Outstanding Shares, and (ii) the Common Stock issuable upon exercise of such warrants. KCEP Ventures and its general partner, KCEP, have the sole power to vote, or direct the voting of, the Common Stock beneficially owned by KCEP Ventures and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by KCEP Ventures. KCEP Ventures and its general partner, KCEP, have the right to receive dividends from, and proceeds from the sale of, the Common Stock beneficially owned by KCEP Ventures.

Convergent directly beneficially owns warrants to acquire 541,667 shares of Common Stock. Assuming exercise of such warrants, Convergent may be deemed to beneficially own approximately 5.0% of the sum of (i) the Outstanding Shares, and (ii) the Common Stock issuable upon exercise of such warrants. Convergent and its general partner, Convergent Capital, have the sole power to vote, or direct the voting of, the Common Stock beneficially owned by Convergent and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by Convergent. Convergent and its general partner, Convergent Capital, have the right to receive dividends from, and proceeds from the sale of the Common Stock beneficially owned by Convergent.

The Trust directly beneficially owns warrants to acquire 333,333 shares of Common Stock. Assuming exercise of such warrants, the Trust may be deemed to beneficially own approximately 3.2% of the sum of (i) the Outstanding Shares, and (ii) the Common Stock issuable upon exercise of such warrants. The Trust and its trustees have the sole power to vote, or direct the voting of,theCommon Stock beneficially owned by the Trust and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by the Trust. The Trust and its trustees have the right to receive dividends from,andproceeds from the sale of, the Common Stock beneficially owned by the Trust.

Mr. and Ms. Seifert directly own 292,450 shares of Common Stock and ownwarrants and options to acquire an additional 83,100 shares of Common Stock. Assuming exercise of such warrants and options, Mr. and Ms. Seifert may be deemed to directly beneficially own approximately 3.3% of the sum of (i) the Outstanding Shares, and (ii) the Common Stock issuable upon exercise of such warrants and options (excluding the warrants owned by the Trust). Mr. and Ms. Seifert share power to vote, or direct the voting of, the Common Stock that they beneficially own and the power to dispose of, or to direct the disposition of, the Common Stock they beneficially own. Mr. and Ms. Seifert have the right to receive dividends from, and proceeds from the sale of, the Common Stock they beneficially own.

The first full paragraph under Item 3 is incorporated by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Note Agreement. The first full paragraph under Item 3 is incorporated by reference. Pursuant to the Note Agreement, filed as an exhibit hereto and incorporated into this Item 6 by reference, the Investors invested a total of $7 million in exchange for senior subordinated notes (the "Notes"). The Notes were jointly issued by ACT Teleconferencing Services, Inc., ACT VideoConferencing, Inc., ACT Proximity, Inc., and ACT Research, Inc. (collectively, the "Borrower"), subsidiaries of ACT, bear interest at a rate of 12% per annum, were issued with original issue discount such that the principal of the Notes is $7,308,000, and are due on April 30, 2006. The Notes are secured by a lien on all assets of the issuers and are guaranteed by ACT and certain subsidiaries of ACT. The Note Agreement prohibits dividends by ACT, imposes certain other covenants on ACT and its subsidiaries and provides for certain remedies upon a default by ACT or its subsidiaries.

Warrant Agreement. The third full paragraph under Item 4 is incorporated by reference. Pursuant to the Warrant Agreement, filed as an exhibit hereto and incorporated into this Item 6 by reference, the number of shares of Common Stock obtainable upon exercise of the warrants described in Item 5 and the exercise price of the warrants (initially $2.50 per share of Common Stock) are subject to adjustment in certain events. In addition, pursuant to the Warrant Agreement,
(i) the Investors agreed to certain customary transfer restrictions on the warrants and any Common Stock obtained upon exercise of the warrants, (ii) ACT granted the Institutional Investors certain board observer rights and the right to have two representatives named to the ACT Board of Directors, (iii) ACT granted the Investors certain demand and piggyback registration rights with respect to the Common Stock held or obtainable by the Investors, (iv) ACT granted the Investors certain put rights entitling the Investors to require ACT to purchase the warrants and any Common Stock obtained upon exercise of the warrants, (v) ACT granted certain purchase rights to the Investors and (vi) certain officers of ACT granted the Investors certain tag-along rights in the event of certain sales of Common Stock by such officers.

Security Agreement. Pursuant to a Security Agreement dated as of May 12, 2003 among NewWest, as collateral agent for the Investors, and the Borrower, filed as an exhibit hereto and incorporated into this Item 6 by reference, the Borrower granted NewWest, as collateral agent for the Investors, a security interest in substantially all of the Borrowers assets.

Guarantee. Pursuant to a Guarantee dated as of May 12, 2003 among NewWest, as collateral agent for the Investors, ACT, and certain subsidiaries of ACT, filed as an exhibit hereto and incorporated into this Item 6 by reference, ACT and such subsidiaries agreed to guarantee, subject to certain limitations, the obligations of the Borrower.

Pledge Agreement. Pursuant to a Pledge Agreement dated as of May 12, 2003 between NewWest, as collateral agent for the Investors and ACT, filed as an exhibit hereto and incorporated into this Item 6 by reference, ACT granted NewWest, as collateral agent for the Investors, a security interest in certain securities issued by ACT's subsidiaries and held by ACT.

The foregoing descriptions of the Note Agreement, the Notes, the Warrant Agreement, the Security Agreement, the Pledge Agreement and the Guarantee are qualified in their entirety by reference to the applicable exhibits that contain the full text of such agreements.

Institutional Investor Loans. The second paragraph under Item 3, relation to the Institutional Investors' SBA loans, is incorporated into this Item 6 by reference.

Seifert Loans. The last paragraph under Item 3, relating to Mr. Seifert's loans, is incorporated into this Item 6 by reference.

Mr. Seifert holds certain warrants, options and restricted stock issued by ACT pursuant to customary forms of agreements.

Item 7. Material to be Filed as Exhibits

Exhibit
Number   Description

1 Note Agreement among ACT, the Investors and certain subsidiaries of ACT, dated as of May 12, 2003.

2 Warrant Agreement among ACT, the Investors and certain other parties, dated as of May 12, 2003.

3 Security Agreement among NewWest, as collateral agent for the Investors, and certain subsidiaries of ACT, dated as of May 12, 2003.

4 Guarantee among NewWest, as collateral agent for the Investors, ACT and certain subsidiaries of ACT, dated as of May 12, 2003.

5 Pledge Agreement between NewWest, as collateral agent for the Investors and ACT, dated as of May 12, 2003.

6. Revolving Line of Credit Note and Agreement, dated June 28, 2002 between James Seifert and Wells Fargo Bank Iowa, National Association.

7. Private Select CreditLine Agreement dated December 30, 2002 between James F. Seifert and U.S. Bank National Association.

8. Form of SBA Debenture.

9. Joint Filing Agreement among the Reporting Persons dated May 21, 2003.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          NEWWEST MEZZANINE FUND LP
                          By Touchstone Capital Group LLLP, General Partner TOUCHSTONE CAPITAL GROUP LLLP


                          /s/ David L/ Henry
                          By David L. Henry, Managing General Partner
                          of Touchstone Capital Group LLLP


Date:  May 21, 2003

                                     Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           KCEP VENTURES II, L.P.
                           By KCEP II, LC, General Partner
                           KCEP II, LC,


                           /s/ Terry Matlack
                           By Terry Matlack, Managing Director of KCEP II, LC



Date:  May 21, 2003

                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             CONVERGENT CAPITAL PARTNERS I, L.P.
                             By Convergent Capital, LLC, General Partner
                             CONVERGENT CAPITAL, LLC


                             /s/ Keith S. Bares
                             By Keith S. Bares, Executive Vice President
                             of Convergent Capital, LLC


Date:  May 21, 2003

                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             JAMES F. SEIFERT MANAGEMENT TRUST DATED OCTOBER 8, 1992 By James F. Seifert and Nancy L. Seifert, as Trustees and not individually
             James F. Seifert, Individually
             Nancy L. Seifert, Individually


              /s/ James F. Seifert
              By James F. Seifert, Individually and as Trustee


              /s/ Nancy L. Seifert
              Nancy L. Seifert, Individually and as Trustee


Date:  May 21, 2003